Item 2
     FOR IMMEDIATE RELEASE
Results for the quarter ended December 31, 2009 under Consolidated Indian GAAP
Wipro Records 21% YoY Growth in Profit After Tax
IT Services Business crosses the 100,000 employee mark
Bangalore, January 20, 2010 —Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended December 31, 2009.
Highlights of the Results
•	Wipro Limited Revenue grew by 5% YoY to Rs. 69.66 billion (Rs. 6,966 Crores); Profit After Tax (PAT) grew by 21% YoY to Rs. 12.17 billion (Rs. 1,217 Crores).

•	IT Services Revenue at $1,126.8 million, a sequential growth of 5.8% and YoY growth of 2.4%.

•	IT Services Revenue in constant currency was $1,117.1 million, a sequential growth of 4.9%. On a constant currency basis, YoY decline was 0.8%.

•	In Rupee terms, Revenue for IT Services stood at Rs. 51.64 billion (Rs. 5,164 Crores), a YoY growth of 2% and sequential growth of 3.4%.

•	Profit Before Interest & Tax (PBIT) for IT Services segment was Rs. 12.27 billion (Rs. 1,227 Crores), a growth of 17% YoY.

•	IT Services business added 31 new clients during the quarter.

•	IT Services business had a net addition of 4,855 employees

•	IT Products business recorded 20% YoY growth in Revenues and 34% YoY growth in PBIT.

•	Wipro Consumer Care and Lighting business Revenue grew 14% YoY and PBIT grew 21% YoY.
Performance for the quarter ended December 31, 2009 and Outlook for quarter ending March 31, 2010
Azim Premji Chairman of Wipro, commenting on the results said —
“We have seen a positive demand environment which has driven broad based sequential growth across all our verticals, service lines and geographies. In 2010, we expect IT budgets to be flat to marginally positive. For the quarter ending March 31, 2010, we expect revenues from our IT Services business to be in the range of $1,161 million to $1,183 million.*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said —
“We reported another strong quarter driven by significant uptick in volumes. We have maintained margins despite a decrease in our rate realization and a strong appreciation of the rupee. Our Order Booking has been good and BFSI has bounced back strongly.”

* Guidance is based on the following constant currency exchange rates: GBP/USD at 1.63, Euro/USD at 1.46, AUD/USD at 0.91, USD/INR at 46.64

Wipro Limited
Revenues for the quarter ended December 31, 2009, were Rs. 69.66 billion, a growth of 5% YoY. PAT for the quarter was Rs. 12.17 billion, a growth of 21% YoY.
IT Services
IT Services business reported Revenues of Rs. 51.64 billion for the quarter ended December 31, 2009, a growth of 2% YoY and PBIT of Rs. 12.27 billion, a growth of 17% YoY. Operating Income to Revenue for the quarter was 23.8%.
We had 102,746 employees as of December 31, 2009, an increase of 4,855 people.
IT Services business accounted for 74% of the Revenue and 90% of the PBIT for the quarter ended December 31, 2009.
Wipro’s ability to offer integrated Service lines and be a transformational partner to our clients helped us secure several large deals this quarter. Our focus in driving consulting led engagements to solve business challenges is being recognized by our customers.
A large Europe-based global steel manufacturer is leveraging Wipro’s business transformation expertise to engage in business driven initiatives during a period of strategic restructuring. This multi-year strategic program for the customer would help it achieve significant business and operational benefits.
Wipro entered into a multi-year outsourcing engagement with a leading Global tobacco group, to help the customer improve the effectiveness and efficiency of application support services for its global business operations.
Our India & Middle East business registered some strong wins during the quarter. Wipro Arabia won a very large order from an upcoming university in Saudi Arabia for end-to-end set up of their IT and Telecom infrastructure. Wins in the infrastructure segment also include turnkey implementation of State Data Center projects for Gujarat and Maharashtra, end-to-end implementation of a Data Center for Shipping Corporation of India (SCI), and upgrade and enhancement of the Primary Data Center and Disaster Recovery Infrastructure for Oriental Bank of Commerce. Another prestigious win in the government sector was a turnkey project for implementation of FINnet (Financial intelligence network) for tracking money laundering, financing of unlawful activities and other economic crimes occurring within the country for Financial Intelligence Unit, Ministry of Finance, India.
Awards and Recognition
Wipro’s commitment to mitigating the effects of climate change and furthering the Green IT agenda was recognized by Asia Case Research Center (ACRC), a premier portal for teaching case studies that has written a case study on Wipro’s Green IT initiatives. ACRC is the nodal agency for all research cases and this case study will get syndicated across premier universities globally.
Wipro was recognized as a winner of the 2009 Global MAKE (Most Admired Knowledge Enterprises) Award for ‘developing knowledge workers through senior management leadership’ and ‘creating an environment for collaborative knowledge sharing’. This is the third time that Wipro has been recognized as a Global MAKE winner.
Wipro’s website, www.wipro.com was awarded the 5th Annual Davey Award, for outstanding work in digital design by The International Academy of Visual Arts.

Wipro won the Outsourcing Institute and Vantage Partners’ RMMY award for Best Performance Management Process. Wipro has been recognized by this award for the second consecutive year in a row.
The Wipro Brand continued to set high benchmarks in the industry. Wipro was ranked 8th in the India’s most valuable Brand (2009) study carried out by Brand Finance, a global Brand Valuation firm for Economic Times.
Expanding our global footprint
In line with our globalization strategy, we announced the inauguration of our global delivery centre at Chengdu, China to provide IT & BPO services to our customers. This new center, in addition to our Shanghai center, will increase Wipro’s service capabilities in the region.
We also announced the expansion of our Atlanta development center. The center will continue to focus on delivering world-class services, and creating new job opportunities in the local community.
IT Products
For the quarter ended December 31, 2009, IT Products business recorded Revenues of Rs. 10.02 billion, representing a growth of 20% YoY. PBIT grew by 34% YoY to Rs. 579 million. Operating Income to Revenue for the quarter was 5.8%.
IT Products business accounted for 14% of the Revenue and 4% of the PBIT for the quarter ended December 31, 2009.
Consumer Care & Lighting
For the quarter ended December 31, 2009, our Consumer Care and Lighting business recorded Revenues of Rs. 6.01 billion, a growth of 14% YoY and PBIT of Rs. 740 million, a growth of 21% YoY. PBIT to Revenue was 12.3% for the quarter.
Consumer Care & Lighting business accounted for 9% of the Revenue and 5% of the PBIT for the quarter ended December 31, 2009.
During the quarter, Wipro completed its acquisition of the Yardley business in Asia, Middle East, Australasia and certain African markets from UK-based Lornamead Group. The revenues of Yardley have been consolidated with Wipro from December 9, 2009.
Wipro Limited
For the quarter ended December 31, 2009, the Return on Capital Employed in IT Services and Products business was 46% and Consumer Care & Lighting business was 16%. At the Company level, the Return on Capital Employed was 25%, lower due to inclusion of cash and cash equivalents of Rs. 91 billion in Capital Employed (39% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with IFRS for the quarter ended December 31, 2009 was Rs. 12.03 billion. The net difference between Profits computed in accordance with Indian GAAP and IFRS is primarily due to different Revenue recognition standards, amortization of intangible assets, and expensing of stock options.
For Wipro Limited, Non-GAAP adjusted Profit after Tax under IFRS for the quarter ended December 31, 2009 was Rs. 12.06 billion. The net difference between Profits computed in accordance with Indian GAAP and IFRS Non-GAAP adjusted is primarily due to different Revenue recognition standards and amortization of intangible assets.
IT Services segment’s Revenues were Rs. 51.65 billion for the quarter ended December 31, 2009, under IFRS. The difference of Rs. 12 million is primarily attributable to difference in accounting standards under Indian GAAP and IFRS.

Quarterly Conference call
We will hold conference calls today at 02:00 p.m. Indian Standard Time (03:30 a.m. US Eastern Time) and at 6:30 p.m. Indian Standard Time (8:00 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
Wipro also has a strong presence in niche market segments of Infrastructure Engineering, and Consumer Products & Lighting.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
IFRS GAAP financials on website
Condensed financial statements of Wipro Limited computed under the IFRS GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press
Rajendra Kumar Shreemal	Radha Radhakrishnan
Vice President	Senior Manager
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	radha.rk@wipro.com
Forward-Looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER & NINE MONTHS ENDED DECEMBER 31, 2009

							Rs. in Million

							Year ended
Particulars	Quarter ended December 31,			Nine months ended December 31,			March 31,
			Variance			Variance
	2009	2008	(%)	2009	2008	(%)	2009
Revenues
IT Services	51,636	50,792	2%	149,841	142,338	5%	191,661
IT Products	10,016	8,369	20%	29,451	25,854	14%	34,552
Consumer Care and Lighting	6,010	5,270	14%	17,339	15,666	11%	20,830
Others	2,047	1,919		5,108	7,675		9,144
Eliminations	(47)	(167)		(167)	(609)		(745)

TOTAL	69,662	66,183	5%	201,572	190,924	6%	255,442

Profit before Interest and Tax — PBIT
IT Services	12,273	10,449	17%	34,920	29,594	18%	40,323
IT Products	579	431	34%	1,491	1,109	34%	1,481
Consumer Care and Lighting	740	613	21%	2,252	1,865	21%	2,548
Others	30	(242)		(419)	(38)		(348)

TOTAL	13,622	11,251	21%	38,244	32,530	18%	44,004

Interest and Other Income, Net	704	295		1,706	882		1,192

Profit before tax	14,326	11,546	24%	39,950	33,412	20%	45,196

Income Tax expense including Fringe Benefit Tax	(2,291)	(1,605)		(6,238)	(4,792)		(6,460)

Profit before share in earnings of associates and minority interest	12,035	9,941	21%	33,712	28,620	18%	38,736
Share in earnings of associates	170	114		376	327		362
Minority interest	(31)	(16)		(139)	(50)		(99)

PROFIT AFTER TAX	12,174	10,039	21%	33,949	28,897	17%	38,999

Operating Margin
IT Services	23.8%	20.6%		23.3%	20.8%		21.0%
IT Products	5.8%	5.1%		5.1%	4.3%		4.3%
Consumer Care and Lighting	12.3%	11.6%		13.0%	11.9%		12.2%

TOTAL	19.55%	17.0%		19.0%	17.0%		17.2%

CAPITAL EMPLOYED AS AT PERIOD END
IT Services and Products	113,603	95,102		113,603	95,102		114,448
Consumer Care and Lighting	19,709	18,848		19,709	18,848		18,689
Others	100,671	67,734		100,671	67,734		60,292

TOTAL	233,983	181,684		233,983	181,684		193,429

CAPITAL EMPLOYED COMPOSITION AS AT PERIOD END
IT Services and Products	49%	52%		49%	52%		59%
Consumer Care and Lighting	8%	10%		8%	10%		10%
Others	43%	38%		43%	38%		31%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED DURING THE PERIOD
IT Services and Products	46%	46%		43%	43%		40%
Consumer Care and Lighting	16%	13%		16%	14%		14%

TOTAL	25%	25%		24%	25%		25%

Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	Segment wise depreciation is as follows:

	(Rs in Million)
	Quarter ended		Nine months ended		Year ended
Particulars	December 31,		December 31,		March 31,
	2009	2008	2009	2008	2009
IT Services	1,703	1,566	5,108	4,430	6,067
IT Products	21	7	57	39	88
Consumer Care & Lighting	106	109	345	302	420
Others	93	71	227	222	289

	1,923	1,753	5,737	4,993	6,864

c)	Segment PBIT includes Rs (29) Million and Rs. 355 Million for the quarter and nine months ended December 31, 2009, respectively (quarter and nine months ended December 31, 2008: Rs 160 Million and Rs. 427 Million respectively, March 31, 2009: Rs 581 million) of certain operating other income / (loss) which is reflected in other income in the Financial Statements.

d)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows :

	(Rs in Million)
	As of		Year ended
Particulars	December 31,		March 31,
	2009	2008	2009
IT Services and Products	50,940	58,156	58,635
Consumer Care & Lighting	4,974	4,421	4,026
Others	19,588	17,264	22,494

	75,502	79,841	85,155

e)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

	(Rs in Million)
			Quarter ended		Nine months ended				As of
Particulars	December 31,				December 31,			March 31,
	2009	%	2008	%	2009	%	2008	%	2009	%
India	15,446	22	13,335	20	45,389	23	41,247	22	54,608	21
United States of America	29,879	43	30,752	46	89,190	44	85,052	45	115,105	45
Europe	14,543	21	14,663	23	41,578	21	43,776	23	57,109	22
Rest of the world	9,794	14	7,433	11	25,415	12	20,849	10	28,620	12

	69,662	100	66,183	100	201,572	100	190,924	100	255,442	100

f)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.